

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

No Act
P.E. 9-9-03

September 12, 2003



Robert J. Hackett
Fennemore Craig
3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012-2913

Re: Loffa Interactive Corp., Inc.

Dear Mr. Hackett:

In your letter dated September 9, 2003, on behalf of Loffa Interactive Corp., Inc., you request assurances that the staff of the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if Loffa provides communications services related to letter of free funds requests, as described below, without registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act.

We understand the facts to be as follows:

Loffa has developed communication applications designed to facilitate compliance with certain Regulation T margin requirements.[1] Those applications would assist with communications related to "letter of free funds" requests in situations where one broker-dealer executes, clears and settles a transaction to purchase a security on behalf of a customer, while a different broker-dealer maintains custody of the customer's funds and securities. When the executing broker is not self-clearing, the broker-dealer that clears and settles the trade would make the request.

Section 220.8(c) of Regulation T generally requires a broker-dealer (the "creditor" broker-dealer) that sells or delivers a security in a cash account to another broker-dealer, without the underlying customer paying for the security first, to freeze, for the following 90 days, the customer's privilege of delaying payment beyond the trade date. Regulation T, however, also provides that the creditor broker-dealer is not required to implement that freeze if it delivers the security for delivery in a cash account that holds funds that are sufficient to pay for the security. The creditor broker-dealer "may rely on a written statement accepted in good faith from the other broker-dealer that sufficient funds are held in the cash account." That statement typically is referred to as a "letter of free funds."

Loffa's system will facilitate communication of requests for letters of free funds by the broker-dealer that executes a securities purchase, or by the broker-dealer that clears and settles the purchase if the executing broker-dealer is not self-clearing (referred to jointly as "executing brokers"). The system also will facilitate communication of responses by broker-dealers that maintain custody of funds and securities ("custodians"). Currently, broker-dealers use facsimile,

[1] See "Credit by Brokers and Dealers (Regulation T)," 12 C.F.R. Part 220.

U.S. mail, e-mail or the systems of the Depository Trust and Clearing Corp. to communicate that information.

Loffa's system will permit an executing broker that is a Loffa customer to convey a request for a letter of free funds to Loffa electronically. Loffa then will convey that information to the custodian by facsimile or electronically, depending on whether the custodian also is a customer of Loffa. The custodian may respond to the request by sending the response to Loffa via facsimile, or by accessing an Internet site operated by Loffa. A custodian will be able to make an Internet-based response even if it is not a customer of Loffa. Loffa's system also will permit the investor's investment advisor to view trade details.

Loffa's system is not presently configured to address responses by custodians acting as prime brokers, and this request for relief does not extend to any future modification of the system.

You express the opinion that operation of this system would not constitute broker-dealer activity by Loffa. In your view, the system merely is a facility for conveying information, and it will convey the information only after the participants in a securities transaction work out the terms of the transaction. You state that Loffa will not otherwise take part in any of the financial services offered by any broker-dealer, and that Loffa will not solicit participation in any securities transaction, recommend any transactions, engage in negotiations between parties to a transaction, assist investors with closing a transaction through referrals, or handle funds or securities related to a transaction. You further state that Loffa will charge a flat fee per transmission that will not be based on the size or value of any transaction that is completed due to information communicated through the system. Absent a system failure or error, Loffa will not rebate any fees if a transaction fails to close.

Response of the Division of Market Regulation

On the basis of the facts presented and your representations, the Division would not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if Loffa operates a system to communicate information related to letter of free funds requests, as described above, without registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act. Any future enhancements or modifications to Loffa's system, such as modifications of the system related to prime brokerage arrangements, are outside the scope of this letter.

In taking this position, we note in particular that Loffa will provide communications services that will occur after the terms of the securities purchase are set. By the time that Loffa communicates information related to a trade, all of the material terms of the underlying securities transaction – the identity, amount and price of the security – will have been fixed, and Loffa's system will play no role in determining any of those terms. Loffa will not accept or route orders, and will play no role in opening accounts with any broker-dealer. Also, the communications fees charged by Loffa will not be related, directly or indirectly, to the size or value of any transaction that is the subject of the communications.

We also note that Loffa will not keep or maintain books and records required under Rule 17a-3 and 17a-4 to the Exchange Act on behalf of broker-dealers. Moreover, Loffa will inform broker-dealers that it will not keep or maintain such books and records.

The positions expressed above are based solely on the facts presented and the representations you have made to the Division, and any different facts or conditions may require a different response. Furthermore, this response only expresses the Division's position on enforcement action and does not purport to express any legal conclusions on the questions presented.

Sincerely,



Joshua Kans
Special Counsel

LAW OFFICES

FENNEMORE CRAIG

A PROFESSIONAL CORPORATION

OFFICES IN:
PHOENIX, TUCSON,
NOGALES, AZ; LINCOLN, NE

3003 NORTH CENTRAL AVENUE
SUITE 2600
PHOENIX, ARIZONA 85012-2913
PHONE: (602) 916-5000
FAX: (602) 916-5999

WRITER'S DIRECT
(602) 916-5336
(602) 916-5536
rhackett@fclaw.com

September 9, 2003

BY FEDERAL EXPRESS

Catherine McGuire, Esq.
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1001

Re: Loffa Interactive Corp., Inc.

Dear Ms. McGuire:

This letter is submitted on behalf of our client, Loffa Interactive Corp., Inc., an Arizona corporation (the "Company"). We respectfully request that the staff of the Division of Market Regulation (the "Staff") advise the Company that the Staff will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action against the Company pursuant to Section 15(a) of the Securities Exchange Act of 1934 (the "Exchange Act") if it provides services of the type and in the manner described herein to United States registered broker-dealers and foreign broker-dealers registered or qualified to act as such to the extent required under foreign and, when applicable, United States law, and money managers, without the Company registering as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act, of the Exchange Act.

I. The System

The Company has developed a fund verification delivery and messaging system (the "System") for use by money managers and executing and clearing brokers to communicate with the respective custodial brokers ("Custodian").

The System is an integrated network of applications through which a broker seeking fulfillment of a customer's delivery versus payment (DVP) securities transaction order (or clearing broker if the executing broker is not self clearing) (an "Executing Broker") may verify funds availability with the Custodian so as to avoid a margin regulation violation. DVP accounts are established by the Executing Broker at the request of the end client or authorized money manager and represent the trading relationship and financial obligation of the end client to the Executing Broker. The System will work to effectively deliver information from Executing Brokers and enhance the Custodian's ability to communicate the required funds availability information within the time frame required by Regulation T. 12 C.F.R. § 220.8(c)(2)(ii). The System does not bring together orders or trading interests. The parties using the System will be limited to money managers, investment advisors, Executing Brokers and Custodians. Brokers may use the System as Executing Brokers or Custodians or both. As clearly displayed in the textual representation of the process, attached as Exhibit A, only registered brokers and money managers will have access to the System. No investor, retail or institutional, will have direct or indirect access to the System. The underlying investor will be the customer of the Executing Broker.

The System consists of a secure private digital network connecting Executing Brokers and Custodians, respectively, to a core processing system, which acts as a communications conduit for requesting and transmitting letters of free funds and account requests (containing account set up information at the Executing Broker). Accessing the System via a secure internet-based portal, Executing Brokers may submit letter of free fund requests one at a time or by uploading multiple requests in batch. The request will include the Custodian DTC number; Custodian name; Executing Broker; Executing Broker account number; Custodian account number; account name; quantity of shares; net trade value; stock symbol/CUSIP (security identifier); security description; trade date; settlement date; and any additional comments. If all information is properly provided, the System will sort the requests for transmission and prepare them for distribution to the appropriate Custodian. Requests will be faxed to Custodians who are not customers of the Company. Custodians who are customers of the Company will receive immediate electronic notification of the request. Upon receipt of a faxed request, a non-participant Custodian may call the Company and register for free web access that will allow it the ability to respond to the requests one at a time via the web, or it can fax the responses back to the Company. (In either case, the non-customer of Loffa Interactive will not be charged to respond to a letter of free fund request.) Upon receipt of faxed responses, the System will transmit the response to the Executing Broker, capturing a return image of the out-bound fax and storing the image for ultimate completion by the Executing Broker and recall by the Custodian should a notification question arise. Custodians who are customers of the Company can respond to requests one at a time through an enhanced web response interface. Customer Custodians will also have the ability to download batch requests and upload batch responses. Regardless of the response method used, the System provides a regulatory tracking mechanism that promotes compliance with Regulation T.

Custodians respond to letter of free fund requests in one of three ways. If the Custodian either verifies or denies the availability of funds, the response will be processed and submitted to the Executing Broker. In the third possible scenario, the Custodian may respond by indicating that it is a prime broker. The System is not configured to transmit prime broker responses at this time. In general, the System enables the Custodian to respond to the Executing Broker in a more efficient manner.

The Company believes that the System will provide opportunities for increased efficiency in letter of free fund verifications and improved file maintenance that ultimately satisfies regulatory requirements for on and offsite storage of Regulation T. Credit by Brokers and Dealers, Regulation T, 12 C.F.R. § 220.3(a) (2001) and SEC Rule 17a-4. In addition, by offering an internet-based application utilizing the latest technologies available, the System allows users to update their information as frequently as required. The System will continually update information, incorporating newly submitted information into the existing data system daily. The System will enhance Regulation T compliance by automating this information retrieval process. Currently, letter of free fund verifications are primarily processed manually. This process is onerous, inefficient and susceptible to human error at each of the numerous steps. The System will enable users to minimize these exposures while optimizing the likelihood of Regulation T fund verification compliance. By making compliance easier and decreasing the likelihood of erroneous transmissions, the Company believes the System will increase liquidity and efficiency in conducting securities transactions to the benefit of the investing public and the securities industry.

Additional value to be added by the System will include providing each Broker Dealer with access to all of its communicated information. Each participant will have the ability to electronically download its requests and responses for completion of its books and records requirements. Neither the Company nor the System will control the nature of the communication between brokers and Custodians, nor, other than in performing the functions described above, will it edit or modify the content of communications made through the System or filter, evaluate or comment upon any communications. The Loffa Interactive Group understands that broker-dealers must keep and maintain all books and records required under SEC Rules 17(a)(3) and 17(a)(4) promulgated by the Securities and Exchange Commission under the Exchange Act. The Loffa Interactive Group will not keep or maintain any books and records on behalf of any broker-dealer.

The Company will charge an insubstantial flat fee for each transmission, which is only slightly higher than that currently charged by other providers using email, facsimile, U.S. Mail or Depository Trust and Clearing Corporation (DTCC) mainframe legacy connection to perform these services. Fees will be dependent on the occurrence of message transmissions through the System and will not be based on or otherwise relate to the size or value of the trade details or transaction associated to the letter of free fund message processed through the System. All fees charged by the Company will be based upon the Company's operating overhead and the expense of maintaining the System, plus recapture of start-up costs and a market-driven profit. As noted previously, the Company will provide non-customer/non-participant recipients of faxed letter of free fund transmissions the opportunity to receive and/or respond to transmissions without incurring a fee. Status as a customer of the Company will allow access to enhanced systems. Users of the enhanced systems will incur the transmission fees described above.

II. Registration as a Broker-Dealer

Section 3(a)(4) of the Exchange Act defines a broker as "any person engaged in the business of effecting transactions in securities for the account of others." Section 3(a)(5) defines a dealer as "any person engaged in the business of buying and selling securities for his own account, through a broker or otherwise." The Company's operation of the System will not fall within these definitions. The Company will not be engaged in the business of the purchase or sale of securities for the account of others, or for its own account. The Company will not arrange any such transactions, through the matching of bids and offers or otherwise, and it will not require any party to engage in any transaction. The System will merely be a facility through which information relating to fund verification may be transmitted.

The Company will not engage in any of the recognized customary activities of a securities broker or dealer. The Company will not solicit investors to engage in securities transactions; advise or comment upon any possible or proposed transaction; recommend or endorse specific securities; participate in negotiations between the parties to a transaction; assist investors with the closing of a transaction by providing or completing documentation or through referrals to attorneys, accountants, or other related professionals; handle, receive or direct any funds or securities involved in a transaction or hold itself out as providing any securities-related services other than the provision of a communications network for the provision of the communications functions described above. Moreover, the Company will not be compensated in the form of "commissions" tied to the size, value or completion of any transaction. Fees paid to the Company will be by customers for System use; the Company will charge both participant customers (i.e., the Executing Broker and the Custodian) a flat, predetermined fee per message transmission. The fee will compensate the Company for use of its network and System processing. The Company will not charge a "value-added" fee based on the size or value of any transmission that is processed or communicated through the System. In short, none of the traditional badges of broker-dealer activity will be present.

By operating the System, the Company will not take part (other than by permitting use of the System) in the financial services offered by any broker, including the opening, maintenance, administration, or closing of brokerage accounts, nor will it provide assistance in resolving problems, discrepancies or disputes involving brokerage accounts or related securities transactions. All transactions will be consensual and no broker will be required to trade at any time. The price at which any security may be purchased or sold may be negotiated between brokers at the time of purchase, and no broker will be forced to purchase or sell, or offer to purchase or sell, any particular securities or any specific quantity or type of securities. The Company will not accept orders, select among broker-dealers or route orders to markets for execution. All decisions concerning transaction participants will have been made by the parties using the System. The parties to a trade will be free to accept, reject and negotiate the terms of the transaction. Once the transaction parameters are determined, the System will operate as the vehicle for transmission of the information described above to the Custodian. The Custodian will be asked to respond to the information appropriately, again using the System as the method for communicating predetermined content. Other than delivering letter of free fund information to and from Executing and Custodial Brokers and providing administrative System customer support, (such as training on the use of the System) neither the Company nor the System itself will play any role in effecting settlements or extending credit to any brokers or participants.

We believe that the advice requested is consistent with that the Staff has previously granted regarding broker-dealer registration to electronic communications systems which link broker-dealers or money managers to other participants to the transaction that have characteristics similar to the System. Each of the systems described in the letters regarding Streetline, Inc. (available May 28, 2002), Broker-to-Broker Networks, Inc. (available December 1, 2000), Evare, LLC (available November 30, 1998), Charles Schwab & Co. (available November 27, 1996) and Quick America Corporation (available June 28, 1993) involved the electronic communication of information relating to the possible purchase and sale of securities, without matching offers and bids on securities or otherwise effecting securities transactions. The System's fund verification delivery and messaging features and proposed fee structure are within the guidance provided by these prior letters. In fact, the System is less likely to participate in the kinds of activities that would subject the Company to broker-dealer registration because its function is further from the initiation, negotiation and consummation of the trade than the systems described in the no-action letters referenced above. In essence, the System simply offers a fourth method for transmitting letters of free funds. The Company will add the System to the existing transmission options of facsimile, courier, DTCC and mail. The Company does not perform the kinds of activities broker-dealer registration was intended to regulate.

In several prior no-action letters, the Staff provided no-action relief for items and activities similar to Loffa Interactive's request. In Broker-to-Broker Networks, Inc., the Staff advised that a system which provided a network for originating and fulfilling brokers, allowing them to transmit trade specifics, did not require registration as a broker-dealer. In issuing its no-action letter, the Staff noted, among other things, that Broker-to-Broker would (1) not hold, have access to, or handle funds or securities; (2) not have any securities accounts or settle transactions for their own accounts; (3) only allow registered broker-dealers and settlement agents access to the system; (4) not allow investors access to the system; (5) only charge fees designed to compensate the company for use of its network and system processing and not charge fees based on the size, value, or completion of any transaction that is consummated through or as a result of the system; and (6) not hold itself out as providing any securities-related financial service other than routing messages between participating broker-dealers. We respectfully suggest that the Company's System satisfies all of the tests set forth by the Staff in the Broker-to-Broker no-action correspondence.

Neither the System's fund-verification message relay or imaging of records substantially affects the orders and communications of the brokers in generating the transmission. The functions performed by the System that relate to completion of the message do not involve any Company discretion. The substance of the communications being transmitted via the System is entirely determined by the Executing Broker and the Custodian. The System's role is that of a passive conduit to assist in efficiently communicating information between the Executing Broker-Dealer and the Custodian.

The fee structure contemplated by the Company is similar to payment arrangements discussed in Streetline, Inc. (available June 4, 2002), Evare, LLC (available November 30, 1998) and Charles Schwab & Co. (available November 27, 1996). In Streetline, the company proposed to charge $1 per-order for orders transmitted through its service. The Staff determined that Streetline may receive per-order fees without registering as a broker-dealer because of the many safeguards that would prevent Streetline from being in a position where it could solicit transactions in securities. In Evare, the company proposed to charge a flat annual license fee for access to its system, as well as a usage fee for each interaction with the system. The Staff did not require Evare to register, noting that it would not receive compensation based, directly or indirectly, on the size, value, or occurrence of securities transactions. Finally, in Charles Schwab, the company described a fee arrangement whereby it would pay online service providers a nominal flat fee for each order transmitted to Schwab. The Staff noted that the amount of the fee would not vary depending on the number of shares or the value of the underlying securities comprising a customer order transmitted to Schwab, nor would the amount of the fee vary depending upon whether the order resulted in an executed trade.

The fees the Company intends to charge will not be compensation for success in effecting securities transactions. In fact, the characteristics noted by the Staff when evaluating the fee arrangements proposed by Streetline, Evare and Charles Schwab, are all present in the Company's proposed fee structure. The initiation, negotiation and effectuation of any securities transactions will be entirely within the control of the regulated System users. The System merely provides an additional conduit, along with the mail systems, Legacy and facsimile technology, for performing one of the verification steps required to consummate the transmission. As stated previously, the Company will not input any information. The System will only transmit the information inputted by the Executing Broker or Custodian, and retain electronic copies of the same. The Company believes that the System will be a high value-added telecommunications and data processing tool designed to expedite and promote compliance with Regulation T, but that the System will not act in any way serve as a broker-dealer. The fees will be intended to fairly compensate the Company based on use of the System. The Company will have no substantive role in originating any transaction, determining whether any trade is executed and submitted for settlement, and once submitted, whether a trade successfully closes. Unless a System failure or error occurs, no rebate will be provided for an interaction fee if a transaction submitted for settlement does not in fact close.

III. Conclusions

For the reasons set forth above, we believe that the Company should not be subject to registration under the Exchange Act as a broker-dealer. In view of the foregoing, we request on behalf of our client that the Staff indicate that it will not recommend that the Commission take enforcement action under Section 15(a) of the Exchange Act if the Company provides the fund verification delivery and messaging system described above without registering as a broker-dealer pursuant to Section 15(b) of the Exchange Act.

In accordance with the procedures outlined in Securities Act Release No. 6269 (December 5, 1980), we have enclosed seven extra copies of this letter for the convenience of the Staff.

We respectfully request a response as soon as practicable. If you have any comments or questions relating to this request, or if you anticipate formulating a response not consistent with our interpretation, please contact the undersigned at (602) 916-5336.

Very truly yours,

FENNEMORE CRAIG



Robert J. Hackett

RJH/enc
Enclosure
cc: Joshua Kans, Esq. (w/encl.)
Manny Alemany (w/encl.)
Trace Bronstone (w/encl.)
Emily Chang, Esq. (w/encl.)

Exhibit A: Description of the Process

This describes the System's role in the securities trade process. As we have explained in our request for a no-action letter, the System operates purely as a communications conduit. All parties who input or retrieve information from the System are regulated participants in the securities transaction. Further, the terms of the transaction are established prior to and distinct from use of the System. The System merely enhances the Executing Broker's ability to confirm information required by Regulation T and does nothing to alter the information provided by the transmitting party. Simply put, the System provides the same functionality as a facsimile machine, expediting the transmission of information and permitting the retention of transmitted information. The following is a step-by-step description of the process.

Step 1	The end client (i.e., John Doe) or the Investment Advisor establishes a delivery versus payment (DVP) account with the Executing Broker of choice in the same name and registration as it appears with the custodian of record.
Step 2	John Doe, the end investor client, either instructs his Investment Advisor or provides his Investment Advisor with the authority to place trades with the Executing Broker who is different than his Custodian Broker.
Step 3	Upon receiving instructions from John Doe or the Investment Advisor, the Executing Broker places a trade with the appropriate exchange in the name of the Investor.
Step 4	The Executing Broker informs the Investment Advisor that the trade has been completed.
Step 5	The Executing Broker or authorized Clearing Broker prepares a Letter of Free Fund request for delivery versus payment trades that require Regulation T Letter of Free Fund verification. This information and the trade details are electronically transmitted to Loffa Interactive ("Loffa"). Loffa routes this information to the appropriate Custodian, storing all information that is transmitted and providing its clients with request and response updates via a secure website.
Step 6	The Investment Advisor who is a Loffa customer is able to view the status of its Letter of Free Funds Request and also to review trade details. (In the future, Loffa will offer the Investment Advisor the ability to use Loffa's system for trade notification to Custodians.)
Step 7	The Custodian Broker receives the Letter of Free Fund request from Loffa. Custodians who are Loffa customers will have the option to receive electronically transmitted requests. Loffa will fax Letter of Free Fund Requests to Non-Loffa customer Custodians.
Step 8	Investment Advisor instructs Custodian to accept the trade details. The Custodian verifies transaction details, notifying the Executing Broker of the status response through Loffa's system. A Custodian who is a Loffa customer can respond to these requests electronically, either individually or in batches. A Custodian which is not a Loffa customer may establish a free Loffa account whereby it can respond to requests via a web-based portal on a one-on-one basis, or may fax responses back to Loffa. In all scenarios, Loffa will update its records and retains copies of the transmissions.
Step 9	The Executing Broker receives a Custodian authenticated verification response through Loffa.
Step 10	On Settlement Date, Executing/Clearing Broker delivers the position to the Custodian.
Step 11	On Settlement Date, Custodian pays the Executing Broker/Clearing Broker for the transaction.
Step 12	Custodian provides Investor with monthly statement of the transaction.

Capitalized terms not defined herein have the meaning assigned in the request for no-action letter.